September 20, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Matthew Derby

Re: Acceleration Request for Argo Blockchain plc

Registration Statement on Form F-1 (File No. 333-258926)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Argo Blockchain plc (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-1, Registration Number 333-258926 (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 P.M., Eastern Time or as soon thereafter as practicable, on September 22, 2021, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Martin Wellington of Sidley Austin LLP at (650) 565-7123.

Very truly yours,

/s/ Peter Wall
Peter Wall
Chief Executive Officer

CC:	Martin Wellington, Sidley Austin LLP
Nigel Wilson, Sidley Austin LLP